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FOR IMMEDIATE RELEASE:

Wednesday, August 7, 1997

RELEASE:

National Circuit and Analyst Wire--Pages 1 & 2
Newsfax List--Pages 1 & 2

CONTACT:

David L. Omachinski
OshKosh B' Gosh, Inc.
414/232-4140

                        OSHKOSH B' GOSH, INC. ANNOUNCES
                  PRELIMINARY RESULTS OF DUTCH AUCTION TENDER

        OSHKOSH, WISCONSIN--(BW) August 7, 1997--OshKosh B' Gosh, Inc.

(NASDAQNMS-GOSHA) announced today that preliminary accounting by Harris Trust & Savings Bank, the depository for the Company's "Dutch auction" self tender offer which expired on August 6, 1997, indicates that, subject to final verification, 1,656,791 shares of Class A common stock and 41,524 shares of Class B common stock have been accepted for purchase at a price of $22.00 per share for all shares. Of the approximately 1,698,315 shares tendered, approximately 197,425 shares were tendered pursuant to guaranteed delivery.

      The self tender offer commenced on June 30, 1997 and expired at midnight, Eastern Daylight time, on August 6, 1997. Prior to the self tender offer, OshKosh B' Gosh, Inc. had 10,425,571 shares of Class A common stock and 1,260,704 shares of Class B common stock outstanding. Following the purchase of shares tendered in the sale, OshKosh B' Gosh, Inc. will have approximately 8,768,780 shares of Class A common stock outstanding and 1,219,180 shares of Class B common stock outstanding.

     Payment for shares properly tendered will be made on or about August 12, 1997, subject to proper delivery of shares in accordance with the terms of the offer.

     OshKosh B' Gosh, Inc. is a premier marketer of quality children's apparel, available in over 80 countries around the world. The Company is headquartered in Oshkosh, Wisconsin.